Simon Transportation Services Inc.
                              5175 West 2100 South
                          West Valley City, Utah 84120
                          ----------------------------

                              INFORMATION STATEMENT
                          Pursuant to Section 14(f) of
                     the Securities Exchange Act of 1934 and
                              Rule 14f-1 Thereunder
                          ----------------------------

         This Information Statement relates to the appointment of persons designated by Jerry Moyes (the "Moyes Designees") to a majority of the seats on the Board of Directors (the "Board") of Simon Transportation Services Inc., a Nevada corporation (the "Company"). This Information Statement is being mailed on or about September 7, 2000, to the holders of the outstanding shares of the Class A Common Shares (the "Class A Common Shares") of the Company pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. The information set forth herein related to Mr. Moyes and the Moyes Designees has been provided by Mr. Moyes. You are urged to read this Information Statement carefully. No action on the part of the Company's stockholders, however, is sought or required in connection with such appointment.

                     We are not asking you for a proxy, and
                    you are requested not to send us a proxy.

         On August 10, 2000, Richard D. Simon and Mr. Moyes entered into a Letter Agreement (the "Letter Agreement") pursuant to which they agreed, subject to the satisfaction of certain conditions, that they will use good faith efforts to consummate, not later than September 30, 2000, the transfer by Mr. Simon to Mr. Moyes of 913,751 shares (the "Simon Shares") of the Class B Common Stock of the Company (the "Class B Common Shares"), constituting all of the issued and outstanding shares of the Class B Common Stock, in exchange for payment by Mr. Moyes of $9.00 per Class B Common Share (the "Transfer"). One of the conditions to the consummation of the Transfer is that the Company and Mr. Simon take actions such that the Moyes Designees constitute a majority of the Board. Upon the consummation of the Transfer, the Simon Shares will be converted to Class A Common Shares, the Class A Common Shares will be the only class of capital stock of the Company that is issued and outstanding, and Mr. Moyes will have sole and/or shared beneficial ownership of approximately 45.4% of the issued and outstanding Class A Common Shares.

         The Company will bear all costs and expenses related to preparing, printing and mailing to stockholders this Information Statement and accompanying materials. Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries representing beneficial owners, and the Company will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in doing so.

         Other than duly authorized officers of the Company, no person is authorized to give any information or to make any representation other than those contained herein and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Information Statement shall not under any circumstance create any implication that there has been no change in the affairs of the Company since the date hereof, or that the information contained or incorporated herein is correct as of any time subsequent to its date. This Information Statement does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company.

          This Information Statement is dated as of September 7, 2000.

                                     GENERAL

         On August 10, 2000, Messrs. Simon and Moyes entered into the Letter Agreement, pursuant to which they have agreed, subject to the satisfaction of certain conditions, that they will use good faith efforts to consummate the Transfer on the closing date of the Transfer (the "Closing Date"), which will not be later than September 30, 2000. Upon the consummation of the Transfer, the Simon Shares will be converted into Class A Common Shares and Mr. Moyes will have sole and/or shared beneficial ownership of approximately 45.4% of the issued and outstanding Class A Common Shares.

         The conditions to the parties' obligations to consummate the Transfer include the following (the "Conditions"):

(i) Mr. Simon and the Company having taken such action as will result in the Moyes Designees comprising a majority of the Board;

(ii) The Company having granted to Mr. Moyes warrants to purchase 300,000 Class A Common Shares at $7.00 per share, which warrants shall become exercisable at the rate of 100,000 per year on each anniversary of the date on which such warrants were granted (the "Warrants");

(iii) The Company and Mr. Moyes having released each other from all claims and liabilities arising prior to the Closing Date and the Company having waived any conflict of interest involving Scudder Law Firm, P.C., L.L.O., Mr. Moyes' attorneys;

(iv) Mr. Simon and the Company having entered into a Consulting and Noncompetition Agreement pursuant to which Mr. Simon will consult with the Company for a period of three years at an annual retainer of $259,000 and will not compete with the Company during such three-year period and for three years thereafter;

(v) Other executive officers of the Company, consisting of Kelle Simon, Lyn Simon, Sherry L. Bokovoy, Richard D. Simon, Jr. and Alban Lang (the "Managers"), and the Company having entered into Employment and Noncompetition Agreements pursuant to which each of the Managers (a) will be employed by the Company on an at-will basis at an annual salary of $156,000, (b) will not compete with the Company during the period of his or her employment and (1) for one year thereafter if such Manager is terminated for cause or voluntarily terminates his or her employment with the Company or (2) for three years thereafter if such Manager is involuntarily terminated without cause, and
                  (c) will be eligible for bonus compensation based on the Company's financial performance;

(vi) The continuation of options currently held by the Managers to purchase up to 125,000 Class A Common Shares that have been granted to each of the Managers under the Company's Stock Incentive Plan and the award of options to purchase an additional 75,000 Class A Common Shares at $7.00 per share pursuant to the Company's 1995 Incentive Stock Plan, which additional options will vest at the rate of 40% on the Closing Date and 20% on September 30 of each year following the Closing Date (beginning on September 30, 2000) or to the extent not vested, be subject to forfeiture upon the first to occur of (a) the tenth anniversary of the date such options are granted, (b) the date 90 days after voluntary termination of employment by a Manager or involuntary termination of such Manager's employment for "cause," or (c) the date 18 months after the involuntary termination of such Manager's employment without cause;

(vii) The Board having determined that the following individuals will continue to serve in or be appointed to the following offices:

                    Officer                        Office
                    Jon Isaacson                   Chief  Executive  Officer and
                                                   Chief Operating Officer
                    Kelle A. Simon                 President
                    Alban Lang                     Secretary, Treasurer and
                                                   Chief Financial Officer
                    Lyn Simon                      Vice President
                    Sherry L. Bokovoy              Vice President
                    Richard D. Simon, Jr.          Vice President

(viii) The absence of material litigation relating to the Transfer or any materially adverse development affecting the business or the matter filed in the United States District Court for the District of Utah and styled as Caprin v. Simon Transportation Services Inc., et al., No. 2:98CV 863K (filed December 3, 1998);

(ix)              Mr.  Moyes'  having   completed  to  his  satisfaction  a  due
                  diligence examination of the Company;

(x) The Board having waived the application of all anti-takeover statutes with regard to all purchases of the Class A Common Shares by Mr. Moyes and his affiliates; and

(xi) All related party transactions, if any, having been settled and terminated unless approved by Mr. Moyes.


              RESIGNATION OF DIRECTORS AND APPOINTMENT OF DESIGNEES

         Pursuant to the terms of the Letter Agreement, the obligation of Mr. Moyes to purchase the Simon Shares is subject to the condition that Mr. Simon and the Company have taken such action as will result in the Moyes Designees comprising a majority of the Board. The Company currently contemplates that in connection with the closing of the Transfer, the Moyes Designees will be appointed to the Board in the following manner. On or before the Closing Date, all of the existing directors of the Company other than Richard D. Simon and Kelle Simon will resign as directors of the Company, leaving seven vacancies on the Board. Immediately upon the Company's receipt of such resignations, Richard
D. Simon and Kelle A. Simon, pursuant to the provisions of the Company's Bylaws, will appoint Mr. Moyes, Lou Edwards, Earl H. Scudder, Gordon K. Holladay and Jon Isaacson to serve as directors of the Company in the classes identified below until the annual meeting of the Company's stockholders relating to the fiscal year in which the applicable director's term expires. The term of Class I directors expires at the annual meeting of stockholders following the fiscal year ended September 30, 2001, the term of Class II directors expires at the annual meeting of stockholders following the fiscal year ended September 30, 2002, and the term of Class III directors expires at the annual meeting of stockholders following the fiscal year ended September 30, 2000. Richard D. Simon and Kelle A. Simon currently serve as Class III directors. Of the Moyes Designees, Lou Edwards and Earl H. Scudder have been designated to serve as Class I directors, Jon Isaacson and Gordon H. Holladay have been designated to serve as Class II directors, and Jerry Moyes has been designated to serve as a Class III director.

         This Information Statement is being provided to the Company's stockholders prior to and in anticipation of the resignations and appointments described above. The Board has fixed the close of business on September 5, 2000 as the record date for determination of stockholders entitled to receive this Information Statement. The approximate date of mailing of this Information Statement to the Company's shareholders is September 7, 2000. Pursuant to the rules of the Securities and Exchange Commission, this Information Statement will be provided to the stockholders of the Company not less than ten days prior to the effective date of the resignations and appointments described above. Accordingly, the Company currently anticipates that on or subsequent to September 18, 2000, the resignations and appointments described above will be effected. In such event and upon the satisfaction or waiver of the other Conditions, the Company currently anticipates that Messrs. Simon and Moyes will consummate the Transfer.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
                 DIRECTORS, NOMINEES AND OFFICERS OF THE COMPANY

         The Class A Common Shares and the Class B Common Shares are the two classes of equity securities of the Company entitled to be voted at a meeting for the purpose of electing directors of the Company. On August 31, 2000, 5,196,358 Class A Common Shares were issued and outstanding and each holder thereof was entitled to one vote per share. On August 31, 2000, 913,751 Class B Common Shares were issued and outstanding and each holder thereof was entitled to two votes per share.

         The following table sets forth the number of shares of each class of stock of the Company beneficially owned as of August 31, 2000 by each director, each of the Moyes Designees, the Chief Executive Officer, each of the four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of fiscal 1999, each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Class A Common Shares, each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Class B Common Shares, and all current directors and executive officers of the Company as a group.

                                 Amount & Nature                                                          Percent of
    Name of Beneficial            of Beneficial                                                              Total
         Owner (1)                Ownership (2)            Title of Class          Percent of Class       Shares (3)
---------------------------- -- ------------------- -- ----------------------- -- -------------------- -- ------------

Richard D. Simon                            10,000         Class A Common                           *               *
Richard D. Simon (4)                       913,751         Class B Common                      100.0%           15.0%
Alban B. Lang                              122,837         Class A Common                        2.4%            2.0%
Kelle A. Simon                             137,777         Class A Common                        2.7%            2.3%
Lyn Simon                                  132,248         Class A Common                        2.6%            2.2%
Richard D. Simon, Jr.                      130,995         Class A Common                        2.5%            2.1%
Sherry L. Bokovoy                          123,338         Class A Common                        2.4%            2.0%
Gus E. Paulos                                   --                                                 --              --
Don L. Skaggs                               55,000         Class A Common                         1.1               *
Irene Warr                                   4,700         Class A Common                           *               *
Jerry Moyes (5)                          1,861,298         Class A Common                       35.8%           30.5%
Earl H. Scudder (6)                         29,500         Class A Common                           *               *
Lou Edwards                                     --                                                 --              --
Gordon K. Holladay                              --                                                 --              --
Jon Isaacson                                    --                                                 --              --
The Jerry and Vickie                     1,213,298         Class A Common                       23.4%           19.9%
Moyes Family Trust
Dated 12/11/87 (5)
Vickie L. Moyes (7)                      1,213,298         Class A Common                       23.4%           19.9%
SME Steel                                  300,000         Class A Common                        5.8%            4.9%
Contractors, Inc. (5)
Dimensional Fund                           337,600         Class A Common                        6.5%            5.5%
   Advisors Inc.
Wynnefield Capital                         300,000         Class A Common                        5.8%            4.9%
   Management
Capital Research and                       300,000         Class A Common                        5.8%            4.9%
   Management     Company
All directors and                        1,630,646       Class A & Class B                        N/A           26.7%
   executive officers                                          Common
as a group (10    persons)
(8)
All Moyes Designees                      1,890,798         Class A Common                       36.4%           31.0%
   as a group

------------------------------------------------------------------------------------------------------------------------------------
* Less than one percent.

(1) The business address of Richard D. Simon, Kelle A. Simon, Lyn Simon, Sherry L. Bokovoy, and Richard D. Simon, Jr. is P.O. Box 26297, Salt Lake City, Utah 84126-0297. The business address of Jerry Moyes, Vickie Moyes, and The Jerry and Vickie Moyes Family Trust Dated 12/11/87 is 2200 South 75th Avenue, Phoenix, Arizona 85043. The address of SME Steel Contractors, Inc. is 5955 West Wells Park Road, West Jordan, Utah 84088. The address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401-1038. The address of Wynnefield Capital Management is One Penn Plaza, Suite 4720, New York, New York 10119. The address of Capital Research and Management Company is 333 South Hope Street, Los Angeles, California 90071.

(2) In accordance with applicable rules under the Securities Exchange Act of 1934, as amended, the number of shares beneficially owned includes 69,200 Class A Common Shares underlying stock options granted to each of Alban B. Lang, Kelle A. Simon, Lyn Simon, Richard D. Simon, Jr., and Sherry L. Bokovoy (the "Optionees") that were, at August 31, 2000, either currently exercisable or were scheduled to become exercisable within 60 days of August 31, 2000. The 55,800 remaining shares underlying options granted to the Optionees that were not scheduled to become exercisable within 60 days of August 31, 2000 are excluded. The options have exercise prices ranging from $9.00 to $23.38 per share. The shares owned also include an aggregate of 23,156 of Class A Common Shares held in the Company's 401(k) Plan on behalf of Alban B. Lang (9,378 shares), Lyn Simon (11,205 shares), and Sherry L. Bokovoy (2,573 shares). The total shares include 3,000 Class A Common Shares underlying stock options granted to Irene Warr that are currently exercisable or were scheduled to become exercisable within 60 days of August 31, 2000. Unless otherwise indicated all shares are owned directly.

(3) Percentage based on 5,196,358 Class A and 913,751 Class B Common Shares outstanding and includes with respect to each stockholder, for purposes of this chart only, the options for the purchase of capital stock of the Company held by such stockholder which are scheduled to become exercisable within 60 days of August 31, 2000.

(4) All shares are held by Richard D. Simon, Trustee of the Richard D. Simon Revocable Trust, UTAD 2/12/93, of which the four children of Richard D. Simon are the beneficiaries, subject to a life estate in favor of Valene Simon, wife of Richard D. Simon. Because the Class B Common Shares are entitled to two votes per share, Mr. Simon, as Trustee, controls 26.2% of the combined voting power of the Class A and Class B Common Shares.

(5) Includes 348,000 Class A Common Shares held by Jerry Moyes; 1,213,298 Class A Common Shares held by The Jerry & Vickie Moyes Family Trust Dated 12/11/87, of which Jerry Moyes and his wife, Vickie L. Moyes, are co-trustees; and 300,000 Class A Common Shares held by SME Steel Contractors, Inc., the beneficial ownership of which may be attributable to Mr. Moyes under applicable rules of the Securities and Exchange Commission. Mr. Moyes owns approximately 75% of the outstanding voting stock of the parent corporation of SME Steel Contractors, Inc.

(6)  Includes 29,500 Class A Common Shares held in an IRA account.

(7) Includes 1,213,298 Class A Common Shares held by The Jerry & Vickie Moyes Family Trust Dated 12/11/87.

(8) Includes approximately 349,000 shares underlying exercisable stock options with exercise prices ranging from $9.00 to $23.38 per share.

         Richard D. Simon and Jerry Moyes are parties to the Letter Agreement. The Letter Agreement provides for, among other things, the Transfer. Currently, Mr. Moyes beneficially owns 1,861,298 Class A Common Shares (such shares consisting of 348,000 Class A Common Shares owned by Mr. Moyes, individually, 1,213,298 Class A Common Shares held by The Jerry & Vickie Moyes Family Trust Dated 12/11/87 and 300,000 Class A Common Shares held by SME Steel Contractors, Inc. ("SME"), the beneficial ownership of which may be attributable to Mr. Moyes under applicable rules of the Securities and Exchange Commission. Mr. Moyes owns approximately 75% of the outstanding voting capital stock of the parent corporation of SME. Mr. Moyes beneficially owns 30.5% of the capital stock of the Company. Upon consummation of the Transfer, Mr. Moyes, will beneficially own 45.4% of the outstanding capital stock of the Company.

         One of the Conditions is that Mr. Simon and the Company will have taken such action as will result in the Moyes Designees comprising a majority of the Board. The Transfer, the election of the Moyes Designees or both may constitute a change in control of the Company.

             INFORMATION ABOUT THE BOARD OF DIRECTORS, DESIGNEES AND
                           EXECUTIVE OFFICERS OF SIMON

         Information concerning the names, ages, positions with the Company, tenure as director, and business experience of the Company's executive officers, directors and the Moyes Designees is set forth below. All references to experience with the Company include positions with the Company's operating subsidiary, Dick Simon Trucking, Inc., a Utah corporation. Richard D. Simon is the father of Kelle A. Simon, Lyn Simon, Sherry L. Bokovoy, and Richard D. Simon, Jr.

            Name                  Age           Position(s) with Simon                Tenure as Director
-----------------------------    -------    -------------------------------    ---------------------------------

Richard D. Simon(1)                64       Chairman of the Board, Chief                 1972-Present
                                            Executive Officer and Director

Kelle A. Simon                     39       President and Director                       1997-Present

Alban B. Lang                      54       Chief Financial Officer,                     1988-Present
                                            Treasurer, Secretary and
                                            Director

Lyn Simon                          36       Vice President of Sales and                  1997-Present
                                            Marketing and Director

Richard D. Simon, Jr.              29       Vice President of Operations                 1997-Present
                                            and Director

Sherry L. Bokovoy                  31       Vice President of Human                      1997-Present
                                            Resources and Director

Gus E. Paulos(1) (2)               58       Director                                     1999-Present

Don L. Skaggs(2)                   44       Director                               February 4, 2000-Present

Irene Warr(2)                      68       Director                                     1995-Present

Jerry Moyes                        56       Director Nominee (Class III)                     N/A

Lou Edwards                        86       Director Nominee (Class I)                       N/A

Earl H. Scudder                    58       Director Nominee (Class I)                       N/A

Jon Isaacson                       37       Director Nominee (Class II)                      N/A

Gordon K. Holladay                 45       Director Nominee (Class II)                      N/A

--------------------------------------

(1)      Member of the Compensation Committee
(2)      Member of the Audit Committee

Richard D. Simon. Richard D. Simon founded the Company in 1955 and has served as its Chairman of the Board and Chief Executive Officer since its incorporation in 1972. Mr. Simon served as the Company's President from 1972 until April 2000.

Kelle A. Simon. Kelle A. Simon has served as the Company's President since April 2000. From 1992 until April 2000, he served as Vice President of Maintenance and Fleet Purchasing. He served as Maintenance Director from 1986 to 1992.

Alban B. Lang. Alban B. Lang has served as Chief Financial Officer, Treasurer, and Secretary since 1992. He served as Chief Operating Officer from March 1999 to April 2000. From 1987 to 1992, he served as controller. Mr. Lang is a certified public accountant and holds two Bachelor of Science degrees, one in chemistry and the other in accounting, a Masters of Business Administration degree, and a Masters degree in fuel engineering, all from the University of Utah.

Lyn Simon. Lyn Simon has served as Vice President of Sales and Marketing since 1986. From July 1998 to February 1999, he also served as Vice President of Operations. Prior to this, Mr. Simon served in numerous operating positions with the Company, including implementing computer and telecommunications systems, and managing the accounts receivable, accounts payable, public relations and fuel tax and licensing departments after joining the Company in 1984.

Richard D. Simon, Jr. Richard D. Simon, Jr. was re-appointed Vice President of Operations in February 1999. He previously served in this position from 1992 until July 1998. From July 1998 to February 1999, Mr. Simon served as the Company's Vice President of Driver Relations. He served as a dispatcher and customer service representative after joining the Company in 1990.

Sherry L. Bokovoy. Sherry L. Bokovoy was appointed Vice President of Human Resources on April 2000. She also continues to serve as Assistant Secretary/Treasurer, as she has done since 1994. Since joining the Company in 1987, she has held numerous positions within the Company, including supervising administrative and maintenance payrolls, the employee stock purchase program, and the Company store.

Gus E. Paulos. Gus E. Paulos has served as the President of Gus Paulos Chevrolet since 1980. Mr. Paulos has served as President of the Western Region Advertising Association for Chevrolet Motor Corporation for the past six years.

Don L. Skaggs. Don L. Skaggs has served as the President of Skaggs Co. Inc. since 1997. Prior to this time, Mr. Skaggs served as President of Skaggs Telecommunication Service, a subsidiary of American Stores Co. from 1980 through 1997. Skaggs Co. Inc. is a privately-held manufacturer and distributor of law enforcement communication equipment and clothing.

Irene Warr. Irene Warr has been engaged in the private practice of law in Salt Lake City since 1957 and has represented the Company in numerous matters since 1962. Ms. Warr represents many trucking companies and has specialized in motor carrier transportation law for over 30 years.

Jerry Moyes. Jerry Moyes has served as the Chairman of the Board, President, and Chief Executive Officer of Swift Transportation Co., Inc. ("Swift") since 1984 and Chairman of the Board of Central Freight Lines, Inc. ("Central") since 1997. If the Transfer is completed, the Moyes Nominees are expected to vote to appoint Mr. Moyes as Chairman of the Board of the Company.

Jon Isaacson. Jon Isaacson is, and for more than the past five years has been, the Vice President of East Coast Operations of Swift. If the Transfer is completed, the Moyes Nominees are expected to vote to appoint Mr. Isaacson as Chief Executive Officer and Chief Operating Officer of the Company.

Gordon K.  Holladay.  Gordon  Holladay  is,  and  for  more  than  the past five years has been, the Chief Financial Officer of SME Industries, Inc., the parent company of SME Steel Contractors, Inc., a steel erection and fabrication company located in West Jordan, Utah (together referred to as "SME"). SME is controlled by Mr. Moyes.

Earl H. Scudder. Earl Scudder has served as a director of Swift since May 1993 and as a director of Central since 1997. Mr. Scudder has been since February 1990 President of Scudder Law Firm, P.C., L.L.O., in Lincoln, Nebraska, which serves as legal counsel to Swift, Central, and SME in Lincoln, Nebraska, and has engaged in the private practice of law since 1966.

Lou Edwards. Lou Edwards was, until 1999, and for more than five years previous thereto, the President and sole stockholder of Sundance Truck Center Incorporated, Phoenix, Arizona, which is the Freightliner tractor dealer in that city. Mr. Edwards has 40 years of experience in the trucking industry and has been, since 1990, a director of Swift.


                         BOARD MEETINGS AND COMPENSATION

Board of Directors. During the fiscal year ended September 30, 1999, the Board of Directors of the Company met on four occasions. All directors attended the meetings of the Board of Directors and all of the meetings held by committees of the Board on which they served. Directors who are not employees of the Company receive an annual retainer of $5,000 plus $1,000 per meeting of the Board of Directors or a committee thereof attended by the director (if such committee meeting is held other than on the day of a Board meeting), plus reimbursement of expenses incurred in attending such Board or committee meetings. Non-employee directors also receive an annual option to purchase 1,000 Class A Common Shares.

Compensation Committee. The Compensation Committee of the Board of Directors met once during fiscal year 1999, and all members were present at such meeting. This committee reviews all aspects of compensation of the Company's executive officers and makes recommendations on such matters to the full Board of Directors. The Report of the Compensation Committee for fiscal year 1999 is set forth below. See "Compensation Committee Report on Executive Compensation." The members of the Compensation Committee during fiscal year 1999 were Richard D. Simon and Irene Warr.

Audit Committee. The Audit Committee met once during fiscal year 1999, and all members were present at such meeting. The Audit Committee makes recommendations to the Board concerning the selection of outside auditors, reviews the Company's financial statements, reviews and discusses audit plans, audit work, internal controls, and the report and recommendations of the Company's independent auditors, and considers such other matters in relation to the external audit of the financial affairs of the Company as may be necessary or appropriate in order to facilitate accurate and timely financial reporting.

Nominating Committee. The Board does not maintain a standing nominating committee or other committee performing similar functions.


Compensation Committee Interlocks and Insider Participation. Ms. Warr served on the Compensation Committee from the Company's initial public offering on November 17, 1995 until the most recent Annual Meeting. She is not an officer or employee of the Company. During the 1999 fiscal year, the Company paid Ms. Warr $30,000 annually ($2,500 per month), provided her health insurance coverage at a cost to the Company of $130 per month, and provided an office at the Company's headquarters as compensation for legal services. Ms. Warr has served as counsel to Richard D. Simon since 1962 and the Company since its incorporation in 1972. Richard D. Simon serves on the Compensation Committee, and he is the father of Kelle A. Simon, Lyn Simon, Sherry L. Bokovoy, and Richard D. Simon, Jr. The Board of Directors elected Mr. Paulos to replace Ms. Warr on the Compensation Committee following the Annual Meeting. During the 1999 fiscal year, the Company purchased $93,257 of vehicles from Gus Paulos Chevrolet in arms'-length transactions.

                             EXECUTIVE COMPENSATION

         The following table sets forth, for the three most recent fiscal years of the Company, the compensation paid to the chief executive officer and the four other named executive officers of the company (the "Named Officers").

                                                                           Long-Term Compensation
                                                                    -----------------------------------
                                 Annual Compensation                        Awards            Payouts
                      --------------------------------------        -----------------------  ----------
                                                                                Securities
                                                                    Restricted  Underlying
Name and Principal                                  Other Annual      Stock       Options/      LTIP         All Other
    Position         Year   Salary($)  Bonus($)    Compensation($)   Awards ($)   SARs (#)    Payouts $) Compensation ($)(1)
------------------------------------------------- ----------------  --------------------------------------------------------

Richard D. Simon,    1999   $348,400       0             0               0          0           0           2,803
Chairman and CEO     1998   $348,400       0             0               0          0           0           2,803
                     1997   $348,400   $163,750          0               0          0           0           2,803

Kelle A. Simon,      1999   $156,000       0             0               0          0           0           2,803
President            1998   $156,000       0             0               0       75,000         0           2,803
                     1997   $156,000    $98,250          0               0       27,000         0           2,803

Alban B. Lang,       1999   $156,000       0             0               0          0           0           2,803
CFO, Treasurer, and  1998   $156,000       0             0               0       75,000         0           2,803
Secretary            1997   $156,000    $98,250          0               0       27,000         0           2,803

Lyn Simon, Vice      1999   $156,000       0             0               0          0           0           2,803
President of Sales   1998   $156,000       0             0               0       75,000         0           2,803
and Marketing        1997   $156,000    $98,250          0               0       27,000         0           2,803

Richard D. Simon,    1999   $156,000       0             0               0          0           0           2,803
Jr., Vice President  1998   $156,000       0             0               0       75,000         0           2,803
of Operations        1997   $156,000    $98,250          0               0       27,000         0           2,803



(1)      Represents the amount of Company-paid health benefits.

Option Grants in Last Fiscal Year. The Company did not grant options to purchase Class A Common Shares to any of the Named Officers during the fiscal year ended September 30, 1999.

Aggregated Option Exercises in the Last Fiscal Year and Year End Option Values. The following table sets forth the number of unexercised options to acquire Class A Common Shares held on September 30, 1999 and the aggregate value of such options held by the Named Officers. The Named Officers did not exercise options to acquire Class A Common Shares during fiscal year 1999. As of September 30, 1999, the Company had not granted any stock appreciation rights to any of the Named Officers.


                                           Number of Securities Underlying               Value of Unexercised
                                                 Unexercised Options              In-the-Money Options at September
                                                at September 30, 1999                          30, 1999
                                          -----------------------------------     -----------------------------------

Name                                      Exercisable        Unexercisable        Exercisable       Unexercisable
-------------------------------------     --------------     ----------------     --------------    -----------------
Richard D. Simon                               --                  --                  --                  --
Kelle A. Simon                               44,200              80,800                $0                  $0
Alban B. Lang                                44,200              80,800                $0                  $0
Lyn Simon                                    44,200              80,800                $0                  $0
Richard D. Simon, Jr.                        44,200              80,800                $0                  $0

Executive Employment Arrangements.
----------------------------------
Existing Employment Agreements. In July 2000, the Board entered into Employment Agreements with each of the Managers, which provide certain benefits in the event of a change of control of the Company, as well as payments and benefits in the event of termination of employment under certain circumstances (the "Existing Employment Agreements").

         The Employment Agreements provide for the continued employment of the Managers for one year following a change in control (the "Employment Period") in essentially the position held prior to the change in control and at an annual base salary and average annual bonus which is based on the salary paid during the last fiscal year and the average of the bonuses paid during the three fiscal years prior to the change of control. In addition, during the Employment Period, the Managers would be entitled to participate in all retirement plans, benefit plans and other employee benefits in effect prior to the change in control or, if more favorable, in those benefit programs provided to employees after the change of control.

         Upon termination of employment following a change of control, other than for death, disability or cause, or if the Manager terminates employment for good reason, the Manager would be entitled to receive the sum of (i) his or her base salary and bonus through the date of termination, (ii) any accrued or deferred compensation or benefits, (iii) an amount equal to the Manager's annual base salary and average annual bonus multiplied by the number of whole or fractional years remaining in the Employment Period, and (iv) continued coverage during the remainder of the Employment Period under the Company's benefit plans, programs, practices or policies. The Employment Agreements provide that the Managers may voluntarily terminate employment during a 30-day window period following the first 12 months of the Employment Period and that such a termination will be deemed for good reason.

         If termination of employment of a Manger occurs by reason of death or disability, he or she , or his or her estate or beneficiary, as applicable, shall be entitled to payment of base salary and bonus through the date of termination, any deferred or accrued benefits, and such other death or disability benefits equal to the most favorable benefits provided by the Company to other peer executives and their families or beneficiaries, as applicable. If the Manager is terminated for cause during the Employment Period, the Company shall be obligated to pay to the Manager his or her annual base salary through the date of termination, the amount of any compensation previously deferred, and any other benefits due through the date of termination, in each case to the extent not previously paid.

Proposed Employment and Noncompetition Agreements. As of the Closing Date, the Company and the Managers will enter into Employment and Noncompetition Agreements pursuant to which each of the Managers (a) will be employed by the Company on an at-will basis at an annual salary of $156,000, (b) will not compete with the Company during the period of his or her employment and (1) for one year thereafter if such Manager is terminated for cause or voluntarily terminates his or her employment with the Company or (2) for three years thereafter if such Manager is involuntarily terminated without cause, and (c) will be eligible for bonus compensation based on the Company's financial performance. Under certain circumstances in which there is a change of control, executive officers holding outstanding stock options granted under certain option plans are entitled to exercise such options notwithstanding that such options may otherwise not have been fully exercisable. Upon the execution of the Employment and Noncompetition Agreements described above, the Company and the Managers will terminate the Existing Employment Agreements.


             COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

         The Compensation Committee believes that the Company's executive officers, including the Chief Executive Officer, should be compensated at a level comparable to persons holding similar positions at peer companies, taking into account the relative size of the companies, responsibilities of the officers, experience, geographical location, and the relative performance of the Company and its peers, measured by stock performance, profit margin, and revenue and net income growth rates. In addition, the Compensation Committee will consider the attainment of specific goals that may be established for such officers from time-to-time. Corporate performance, measured by stock appreciation, is an important aspect of the executive officers' compensation, as reflected by net awards as of September 30, 1999 of stock options covering 986,700 Class A Common Shares to the executive officers and certain other key employees. The base salaries of all executive officers, including the Chief Executive Officer, were established prior to the Company's initial public offering and prior to any meeting of the Compensation Committee. The Compensation Committee believes that the base salaries paid to the Chief Executive Officer and other executive officers are reasonable in comparison with other salaries in the industry. In addition to base salaries, in the past the Chief Executive Officer and other executive officers participated in a bonus pool equal to 5 percent of earnings before provision for income taxes, subject to the achievement of financial performance goals. As of the Closing Date, the bonus pool will be terminated for the 2000 and subsequent fiscal years and the Managers will be eligible for a bonus based entirely on the Company's financial performance, measured by operating ratio (operating expenses as a percentage of revenue). The Company did not meet its goal in fiscal year 1999, and the executive officers did not receive bonuses. The Chief Executive Officer owns approximately 14.1% of the Company's outstanding capital stock. Therefore, his net worth is directly affected by the market value of the Company's capital stock.

                                                Compensation Committee:
                                                Gus E. Paulos
                                                Richard D. Simon

             Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors, and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of such forms furnished to the Company, or written representations that no Forms 5 were required, the Company believes that its officers, directors and greater than 10% beneficial owners complied with all Section 16(a) filing requirements applicable to them during the Company's preceding fiscal year.

                          STOCK PRICE PERFORMANCE GRAPH

         The following graph compares the cumulative total stockholder return of the Company's Class A Common Shares with the cumulative total stockholder return of the NASDAQ Stock Market (U.S. Companies) and the NASDAQ Trucking & Transportation Stocks commencing November 17, 1995, and ending September 30, 1999.


                  GRAPH WAS CENTERED HERE IN PRINTED FORM


                                     Legend
Symbol      Index Description                                11/17/95     9/30/96     9/30/97     9/30/98     9/30/99
------      -----------------                                --------     -------     -------     -------     -------
___________ SIMON TRANSPORTATION SERVICES INC.                 $100.0      $156.0      $266.2      $ 57.7      $ 53.5
- . . - . . NASDAQ Stock Market (US Companies)                 $100.0      $118.3      $162.5      $165.2      $268.3
- . - . - . CRSP Index for NASDAQ Trucking &                   $100.0      $101.8      $143.5      $106.9      $124.4
            Transportation  Stock

         The stock performance graph assumes $100 was invested on November 17, 1995, the date of the Company's initial public offering. There can be no assurance that the Company's stock performance will continue into the future with the same or similar trends depicted in the graph above. The Company will not make or endorse predictions as to future stock performance. The CRSP Index for NASDAQ Trucking & Transportation Stocks includes all publicly held truckload motor carriers traded on the NASDAQ Stock Market, as well as all NASDAQ companies within the Standard Industrial Code Classifications 3700-3799, 4200-4299, 4400-4599, and 4700-4799.

                                LEGAL PROCEEDINGS

         The Company and certain of its officers and directors have been named as defendants in a securities class action filed in the United States District Court for the District of Utah, Caprin v. Simon Transportation Services Inc., et al., No. 2:98CV 863K (filed December 3, 1998). Plaintiffs in this action allege that defendants made material misrepresentations and omissions during the period February 13, 1997 through April 2, 1998 in violation of Sections 11, 12(2) and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Company is vigorously defending this action. The Company filed a motion to dismiss the action, which was heard by the Court on July 19, 2000. As of the date of this Information Statement, the Court had not ruled on the Company's motion to dismiss the action. No officer, director, affiliate of the Company or holder of more than 5% of any class of voting securities of the Company, or any associate of the foregoing, has been named as an adverse party to the Company; however, this action is a class action and purports to be brought on behalf of all stockholders of the Company. Eight of the Company's directors are also stockholders of the Company.


                           FORWARD-LOOKING STATEMENTS

         This Information Statement, as well as information contained in written material, press releases and oral statements issued by or on behalf of the Company, contains, or may contain, certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements relate to the Company's future prospects, developments and business strategies for its operations. These forward-looking statements are identified by the use of terms and phrases such as "expect", "estimate", "project", "believe", and similar terms and phrases. Such forward-looking statements are contained in various sections of this Information Statement. These statements are based upon certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances, and involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from that suggested or described in this Information Statement. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary from those expected, estimated or projected.


                              CERTAIN TRANSACTIONS

         Sherry L. Bokovoy and Jon Bokovoy are the daughter and son-in-law of Richard D. Simon. Ms. Bokovoy is employed by the Company as the Vice
President of Human Resources and as an assistant treasurer and assistant secretary, and Mr. Bokovoy is employed by the Company as a dispatch supervisor. Ms. Bokovoy was paid an aggregate of $93,600 during the 1999 fiscal year. Mr. Bokovoy was paid an aggregate of $94,600 during fiscal year 1999.

         During the 1999 fiscal year, the Company purchased $93,257 of vehicles from Gus Paulos Chevrolet and $65,487 of electronic video and security equipment from Skaggs Telecommunications. Prices were established through arms-length negotiations between the parties.

         One of the Conditions, as specified in the Letter Agreement, the Company having granted the Warrants to Jerry Moyes as compensation for services he is anticipated to render as Chairman of the Board of Directors of the Company.

         Scudder Law Firm, P.C., L.L.O., the law firm of which Earl H. Scudder is president, was counsel to the Company until January 5, 2000. During the Company's fiscal year ended September 30, 1999, the law firm received approximately $112,200 from the Company, and between October 1, 1999, and January 5, 2000, the law firm received approximately $15,300 in compensation for its services to the Company. The Company has consented to the representation of Mr. Moyes by Scudder Law Firm, P.C., L.L.O. and has waived any conflict of interest relating to such representation.